UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
THORNBURG MORTGAGE, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
885218800
(CUSIP Number)
Melissa Parrish
777 Main Street, Suite 2250
Fort Worth, Texas 76102
(817) 820-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 20, 2008
(Date of Event Which
Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.	885218800

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Richard E. Rainwater

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO and PF (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		26,758,351 (1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,758,351 (1)(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,758,351 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑ (3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

10.24% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) Includes (a) 5,775,000 shares owned directly by Mr. Rainwater, (b) 2,170,377 shares and warrants to purchase 556,558 shares owned by Richard E. Rainwater 1995 Charitable Remainder Unitrust No. 1, Richard E. Rainwater, Trustee (“Trust 1”), (c) 2,735,589 shares and warrants to purchase 1,855,191 shares owned by Richard E. Rainwater Charitable Remainder Unitrust No. 2, Richard E. Rainwater, Trustee (“Trust 2”), (d) 990,000 shares owned by Richard E. Rainwater Charitable Remainder Unitrust No. 3, Richard E. Rainwater, Trustee (“Trust 3”, and together with Trust 1 and Trust 2, the “Trusts”), (e) 839,803 shares and warrants to purchase 11,038,388 shares owned by RER Global Liquidity Fund, L.P. (“Partnership 1”), and (f) 333,646 shares and warrants to purchase 463,799 shares owned by RER FI Trading, L.P. (“Partnership 2”, and together with Partnership 1, the “Partnerships”).
(2) Mr. Rainwater is the sole trustee of the Trusts and in that capacity exercises the power to vote and to dispose of all shares owned by the Trusts. Mr. Rainwater may have a pecuniary interest in the shares owned by the Trusts. Mr. Rainwater is the general partner of the Partnerships and in that capacity exercises the power to vote and to dispose of all shares owned by the Partnerships. Mr. Rainwater may have a pecuniary interest in the shares owned by the Partnerships.
(3) The amount of shares disclosed in Row 11 excludes 1,200,000 shares of Common Stock owned by Mr. Rainwater’s spouse, Darla D. Moore, and certain entities controlled by Ms. Moore. Mr. Rainwater disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owners of such securities for purposes of Section 13 or otherwise.
(4) Based on 247,355,161 shares of Common Stock issued and outstanding as of December 9, 2008 (based on information provided by the Issuer), plus and assuming exercise of the Reporting Person’s Additional Warrants to purchase 13,913,936 shares of Common Stock. Assuming the exercise of all outstanding warrants (based on the Issuer’s Prospectus Supplement dated December 5, 2008 to the Prospectus dated July 30, 2008), Reporting Person’s ownership percentage would be 5.9%.

     This Amendment No. 2 (this “Amendment”) amends the Schedule 13D filed with the Commission on January 24, 2008, as amended by Amendment No. 1 on April 17, 2008 (as amended, the “Schedule 13D”) with respect to shares of the common stock, par value $0.01 per share (the “Common Stock”) of Thornburg Mortgage, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in the Amendment shall have the meanings set forth in the Schedule 13D. This Amendment amends and restates Items 3, 4 and 5 in their entirety as set forth below.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Person acquired an aggregate of 2,875,000 shares of 10% Series F Cumulative Convertible Redeemable Preferred Stock, par value $0.01 per share (the “Series F Preferred”) at a purchase price of $19.50 per share, in a registered public offering that closed on January 15, 2008 (the “Public Offering”). Prior to the closing of the Public Offering, the Reporting Person owned an aggregate of 1,070,000 shares of the Series F Preferred, which were acquired in the initial public offering of the Series F Preferred and open market transactions.
     On March 31, 2008, the Issuer issued warrants to purchase shares of Common Stock (the “Initial Warrants”) to the Reporting Person in connection with a financing transaction sponsored by MatlinPatterson Global Opportunities Partners III L.P., a Delaware limited partnership, MatlinPatterson Global Opportunities Partners (Cayman) III L.P., a Cayman limited partnership and/or one or more entities created by or affiliated with either of the foregoing partnerships (the “Financing Transaction”), which is further described in the Issuer’s Form 8-K filed with the Commission on April 2, 2008 and the Issuer’s Form 8-K/A filed with the Commission on April 4, 2008. Pursuant to the Financing Transaction, the Issuer issued the Initial Warrants to the Reporting Person in connection with the purchase by the Reporting Person of senior subordinated secured notes due 2015 and a participation in certain mortgage related assets. The Reporting Person paid no separate consideration for the Initial Warrants. On April 14, 2008, the Reporting Person exercised an aggregate of 8,482,690 of the Initial Warrants (prior to giving effect to the Reverse Split, as defined below), and an aggregate of 2,513,390 Initial Warrants (prior to giving effect to the Reverse Split, as defined below) were held in escrow.
     On September 26, 2008, the Issuer effected a one-for-ten reverse split of its Common Stock (the “Reverse Split”). Except as otherwise indicated, all amounts in respect of the Common Stock and Warrants have been adjusted to reflect the Reverse Split.
     The Initial Warrants were released from escrow and exercised by the Reporting Person on October 29, 2008. The number of Initial Warrants released from escrow and exercised by the Reporting Person (after giving effect to the Reverse Split and certain adjustment provisions contained in the purchase agreement and warrant agreement that were part of the Financing Transaction) were (a) 6,446 shares owned by Trust 1, (b) 21,486 shares owned by Trust 2, (c) 127,843 shares owned by Partnership 1 and (d) 5,370 shares owned by Partnership 2.
     The Reporting Person tendered all shares held of the Issuer’s Series F Preferred in an exchange offer and consent solicitation conducted by the Issuer that expired on November 19, 2008. On November 21, 2008, the Reporting Person received 3 shares of Common Stock for each share of Series F Preferred tendered in the exchange offer. Such shares of Common Stock received in the exchange offer included (a) 5,775,000 shares owned directly by Mr. Rainwater, (b) 2,130,000 shares owned by Trust 1, (c) 2,601,000 shares owned by Trust 2, (d) 990,000 shares owned by Trust 3, (e) 39,000 shares owned by Partnership 1, and (f) 300,000 shares owned by Partnership 2.
     On November 26, 2008, pursuant to the purchase agreement associated with the Financing Transaction, the Issuer issued detachable Warrants exercisable for 13,913,936 shares of Common Stock at an exercise price of $.01 per share (the “Additional Warrants). Such Additional Warrant shares include (a) 11,038,388 Additional Warrant shares owned by Partnership 1, (b) 463,799 Additional Warrant shares owned by Partnership 2, (c) 556,558 Additional Warrant shares owned by Trust 1, and (d) 1,855,191 Additional Warrant shares owned by Trust 2. According to the terms of the Warrant Agreement for the Additional Warrants, warrant owners must exercise the warrants “as promptly as practicable.”
     Except as described above, the Reporting Person purchased the above listed securities with available cash. The Reporting Person does not intend to borrow funds in connection with the purchase of such securities.

Item 4. Purpose of Transaction.
     All of the securities of the Issuer acquired by the Reporting Person have been acquired for investment purposes.
     Depending on market conditions and other factors that he may deem material to his investment decision, the Reporting Person may or may not, directly or indirectly, acquire securities of the Issuer in the open market or in private transactions; and may or may not, directly or indirectly, dispose of securities of the Issuer in the open market or in private transactions.
     Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.
Item 5. Interest in Securities of the Issuer
   (a) Because of the Reporting Person’s direct ownership of 5,775,000 shares of the Common Stock, his status as settlor and sole trustee of the Trusts, which own an aggregate of 5,895,966 shares of Common Stock and 2,411,749 Additional Warrants, and his status as general partner of the Partnerships, which own an aggregate of 1,173,449 shares of Common Stock and 11,502,187 Additional Warrants, the Reporting Person may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 26,758,351 shares of the Common Stock which constitutes approximately 10.24% of the outstanding shares of the Common Stock.
   (b) The Reporting Person has the sole power, directly or indirectly, to vote or to direct the vote or to dispose or to direct the disposition of all of the shares of the Common Stock reported herein.
   (c) Other than the Reporting Person’s participation in the Exchange Offering, the exercise of Initial Warrants released from escrow and the receipt of Additional Warrants, each as described in Item 3, the Reporting Person has not effected any transactions in the Series F Preferred or the Common Stock within the past 60 days.
   (d) None.
   (e) Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
   Date: December 17, 2008

/s/ Richard E. Rainwater, by Melissa Parrish, Attorney-in-Fact
Richard E. Rainwater, by Melissa Parrish, Attorney-in-Fact